TaskUs, Inc.

1650 Independence Drive, Suite 100

New Braunfels, Texas 78132

July 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: TaskUs, Inc.

Registration Statement on Form S-3

Amendment No. 1, Filed on July 19, 2024

File No. 333-280707

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), TaskUs, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”), and declare the Registration Statement effective as of 4:30 p.m., Eastern Time, on July 25, 2024, or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Edgar J. Lewandowski at (212) 455-7614.

Sincerely,

TASKUS, INC.

/s/ Claudia Walsh
By: Claudia Walsh
Title: General Counsel and Corporate Secretary